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                                                                  EXHIBIT (a)(5)

                                   [MASTHEAD]
                                                                    June 6, 1997

Dear Stockholder:

     On behalf of the Board of Directors of Acordia, Inc. (the "Company" or "Acordia"), we are pleased to inform you that Acordia entered into an Agreement and Plan of Merger dated as of June 2, 1997 (the "Merger Agreement"), with Anthem Insurance Companies, Inc. ("Parent") and AICI Acquisition Corp. (the "Purchaser"), a wholly-owned subsidiary of Parent, pursuant to which the Purchaser has commenced a cash tender offer (the "Offer") to purchase all of the outstanding shares (the "Shares") of the Company's common stock at $40.00 per Share, net to the seller in cash, without interest thereon.

     Following the successful completion of the Offer, upon the terms and subject to the conditions contained in the Merger Agreement, the Purchaser will be merged into the Company (the "Merger"), and each Share outstanding after the Offer (other than Shares held by Parent, the Purchaser or the Company and Shares held by stockholders, if any, who are entitled to and who perfect their appraisal rights under Delaware General Corporation Law) will be converted into the right to receive $40.00 per Share in cash.

     The Board of Directors of the Company, based upon, among other things, the unanimous recommendation of a special committee of the Board consisting of the directors of the Company who are unaffiliated with Parent or the Company's management (the "Company Special Committee"), has determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, upon the terms and subject to the conditions set forth in the Merger Agreement are fair to, and in the best interests of, the Company and stockholders other than Parent and the Purchaser ("Public Stockholders") and has approved the Offer, the Merger and the Merger Agreement and recommends (with Messrs. Lytle, Sheridan, Houser and Smith, who are directors and/or officers of Parent and/or one of Parent's subsidiaries, abstaining) that the Public Stockholders of the Company accept the Offer and tender their Shares to the Purchaser pursuant to the Offer.

     In arriving at their decisions, the Company Special Committee and the Board of Directors gave careful consideration to a number of factors described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") which is being filed today with the Securities and Exchange Commission. Among other things, the Special Committee and the Board considered the opinion of Alex. Brown & Sons, Incorporated ("Alex. Brown"), financial adviser to the Company Special Committee, that, on the basis of and subject to the matters set forth therein, the cash consideration to be received by the holders of Shares, other than Parent pursuant to the Offer and the Merger is fair, from a financial point of view, to such holders. The enclosed Schedule 14D-9 describes the Special Committee's and the Board's decision and contains other important financial information relating to that decision. We urge you to read it carefully.

     Accompanying this letter, in addition to the attached Schedule 14D-9 relating to the Offer and Alex. Brown's fairness opinion, is the Purchaser's Offer to Purchase, dated June 6, 1997, together with related materials including a letter of transmittal to be used for tendering your Shares. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your Shares. We urge you to read the enclosed materials carefully and consider all factors set forth therein before making your decision with respect to the Offer.

     We, personally, along with the entire Board of Directors, management and employees of Acordia, thank you for the support you have given Acordia.

Very truly yours,

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
[WITHUN SIGNATURE]                               [CRANE SIGNATURE]
Frank C. Witthun                                 John C. Crane
President and Chief                              Chairman of the Special
Executive Officer                                Committee of the Board of Directors
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